Exhibit 99.49

CYBIN INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 - Identity of Company

1.1	Name and Address of Company

Cybin Inc. (“Cybin” or the “Company”)

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

1.2	Executive Officer

For further information, please contact Douglas Drysdale, Chief Executive Officer of the Company at 1.908.764.8385

Item 2 - Details of Acquisition

2.1	Nature of Business Acquired

The acquisition (the “Acquisition”) of all of the issued and outstanding shares of Adelia Therapeutics Inc. (“Adelia”). Assets acquired include, amongst other things, six patent applications and certain laboratory equipment. Adelia is a company that aims to develop medicinal psychedelics with improved dosing efficacy and therapeutic indices to address unmet medical needs. Adelia’s primary focus is on the development of treatment regimens consisting of proprietary psychedelic molecules and related clinical protocols. This proprietary development strategy is based on chemical modifications to the known and well understood tryptamine derivatives that significantly modify their pharmacokinetic properties without changing their therapeutic potential. These proprietary approaches seek to minimize inter-patient variability by better controlling drug metabolism without loss of efficacy that together have been shown to produce more predictable and favorable patient outcomes. The Acquisition was completed through a newly incorporated, fully-controlled subsidiary of Cybin.

2.2	Date of Acquisition

December 14, 2020

2.3	Consideration

On December 4, 2020, Cybin entered into a contribution agreement (the “Share Purchase Agreement”) with Cybin Corp., Cybin US Holdings Inc. (the “Acquiror”), a newly formed fully-controlled subsidiary of Cybin created for the purposes of the Acquisition, and all of the shareholders of Adelia (the “Adelia Shareholders”) whereby the Acquiror has agreed to purchase from the Adelia Shareholders all of the issued and outstanding common shares of Adelia (the “Adelia Shares”) in exchange for non-voting Class B common shares in the capital of the Acquiror (the “Class B Shares”). The Acquisition closed on December 14, 2020 (the “Closing”).

Pursuant to the Contribution Agreement, the Adelia Shareholders contributed all of the Adelia Shares to the Acquiror as a capital contribution in exchange for the Acquiror issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to CAD$12.40 (approximately US$9.69). The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the Closing was CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for common shares in the capital of Cybin (the “Cybin Shares”) on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The purpose of issuing exchangeable Class B Shares to the Adelia Shareholders is to allow the Adelia Shareholders to defer a taxable event, which occurs on the exchange of shares of a United States company for the shares of a Canadian company. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to the first anniversary of the Closing and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares will be exchangeable ((i), (ii) and (iii), collectively, the “Hold Periods”). The Class B Shares issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Cybin Shares, resulting in an effective issue price of $1.24 per Cybin Share.

On the occurrence of certain millstones as set out in the Contribution Agreement (each a “Milestone”), the Acquiror will issue to the Adelia Shareholders in accordance with their pro rata percentage, on or before the 2nd business day following the relevant date at which Cybin issues a press release announcing the achievement of the Milestone (the “Milestone Determination Date”), such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Contribution Agreement (or where some, but not all, of such sub-Milestone’s in the relevant fiscal quarter are achieved, such lesser potion of such milestone consideration) as is determined in accordance with applicable Milestone, by the greater of: (i) $7.50; and (ii) ten times the greater of (x) the 10 day volume weighted average price of the Cybin Shares; and (y) the closing market price of the Cybin Shares, in each case, on the close of business on the last business day preceding the Milestone Determination Date.

If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion pursuant to the Contribution Agreement, the Acquiror’s obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

Pursuant to the Contribution Agreement, Cybin, the Acquiror and the Adelia Shareholders also entered into a support agreement dated December 14, 2020 (the “Support Agreement”), which for the purpose of Canadian securities law, is deemed a

“security” as it is a document evidencing an interest in or to a security (i.e. the Cybin Shares), and, as such, constitutes a security of Cybin. Upon the signing of the Support Agreement, given that each of the Adelia Shareholders are an “accredited investor”, the prescribed restricted period (of (4) months and one (1) day after the date of issuance) as required under Canadian securities law on the Cybin Shares (which are exchangeable for Class B Shares at a future date) will commence. Therefore, upon the exchange of the Class B Shares for the Cybin Shares, subject to the Hold Periods, such Cybin Shares will no longer be within a restrictive period as prescribed under applicable securities law and free trading securities.

Pursuant to the Contribution Agreement certain members of Adelia entered into advisory and/or executive employment arrangements with Cybin upon the Closing and, in such capacity, received, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Cybin Shares, pursuant to Cybin’s equity incentive plan, exercisable for a period of five (5) years and subject to vesting, at an exercise price of $1.74 per Cybin Share. An additional 555,900 options to acquire Cybin Shares will be issuable to eligible participants at the direction of the Adelia Shareholders, from time to time, after the Closing.

2.4	Effect on Financial Position

Pursuant to the Acquisition, the Company acquired all of the issued and outstanding Adelia Shares. The effect of the Acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma condensed consolidated financial statements which are attached to this report and referred to in Item 3 below. In conjunction with the Closing, the Company appointed Alex Nivorozhkin, PhD, as Chief Scientific Officer; Michael G. Palfreyman, PhD, DSc, as Chief Research and Development Officer; and Brett Greene as Chief Innovation Officer.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate (as each term is defined in applicable securities legislation) of Cybin.

2.7	Date of Report

This report is dated January 22, 2021.

Item 3 - Financial Statements and Other Information

3.1	Financial Statements

For the purposes of this business acquisition report, in accordance with Section 8.4 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements are included herein:

a)

the audited financial statements of Adelia as at, and for the period from incorporation April 16, 2020 to November 30, 2020, together with the notes thereto and the auditor’s report thereon are attached as Schedule “A”; and

b)

(A) the unaudited pro forma condensed consolidated statement of financial position of: (i) Cybin Corp. (as reverse takeover acquiror) as at September 30, 2020; (ii) the Company (formerly, Clarmin Explorations Inc.) as at October 31, 2020; and (iii) Adelia as at November 30, 2020, and (B) the unaudited pro forma condensed consolidated statement of loss and comprehensive loss of: (i) Cybin Corp. for the period from incorporation October 22, 2019 to March 31, 2020, plus the six months ended September 30, 2020; (ii) the Company for the year ended July 31, 2021 plus the three months ended October 31, 2020, less the three months ended October 31, 2019; and (iii) Adelia for the period from incorporation April 16, 2020 to November 30, 2020, together with the notes thereto are attached as Schedule “B”.

FORWARD-LOOKING STATEMENTS

Certain statements in this business acquisition report constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements made concerning the Company’s objectives, strategies to achieve those objectives, as well as statements with respect to management’s beliefs, plans, estimates, and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions (including negative and grammatical variations) suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause such differences include the impact of the COVID-19 pandemic; the business objectives of the Company and its research and development activities; the timing and unpredictability of regulatory actions; regulatory, legislative, legal or other developments with respect to its operations or business; limited marketing and sales capabilities; limited operating history, as well as other risk factors included in the Company’s most recent Annual Information Form under the heading “Risks Factors” and as described from time to time in the reports and disclosure documents filed by the Company with Canadian securities regulatory authorities. This list is not exhaustive of the factors that may impact the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements or levels of dividends and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward looking statements. The factors underlying current expectations are dynamic and subject to change. Certain statements included in this business acquisition report may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for all purposes. All forward-looking statements in this business acquisition report are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this business acquisition report and, except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SCHEDULE “A”

SCHEDULE “B”